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                                AUGUST 21, 2000

Dear Shareholder:

For your information we are enclosing a copy of the press release issued by your Company on Thursday, August 10, 2000.

           CUTTER & BUCK ALERTS SHAREHOLDERS TO SHORT SELLER POSITION

SEATTLE, WA -- August 10, 2000 - Cutter & Buck Inc. (Nasdaq: CBUK) management today alerted its shareholders to a significant short position that may be negatively impacting the price of its stock. Over the past 13 months the short position has increased from 248,300 shares to 2,285,400 shares, and at July 14, 2000 constituted 22 percent of the outstanding shares.

"We have been hard pressed to find a similar position of this size and duration," stated Martin Marks, President. "This may be happening simply because investors are unaware that their shares are being lent to the short sellers."

Cutter & Buck's share price has declined, despite its performance in the fiscal year ending April 30, 2000. In that period, net income increased 33% over the prior year, to $10.6 million. Net sales increased 42% to $152.5 million.

"Large companies with big floats may not be affected by shareholders lending their shares. But we believe that such lending in a smaller company like Cutter & Buck may well work against the investor's hopes for price appreciation. We have spoken to some of our shareholders to make them aware of the short position and this practice," added Marks. "If other shareholders also have those concerns, they can contact their agents and brokers and instruct them to stop any lending activity."

Cutter and Buck designs and markets upscale sportswear and outerwear under the Cutter & Buck brand. The Company sells its products primarily through golf pro shops and resorts, corporate sales accounts and better specialty stores. Cutter & Buck products feature distinctive, comfortable designs, high quality materials and manufacturing and rich detailing.

NOTE: Transmitted on BusinessWire at 1:48 p.m. PDT August 10, 2000.